Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2004, as amended April 16, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on April 16, 2004, and is incorporated by reference into this filing.

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Conference Call Transcript

FSH — Fisher Scientific International Conference Call

Event Date/Time: Jun. 23. 2004 / 6:00PM ET
Event Duration: N/A

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FSH — Fisher Scientific International Conference Call

CORPORATE PARTICIPANTS

Carolyn Miller
Fisher Scientific International — Director of IR

Paul Meister
Fisher Scientific International — Vice Chairman

Kevin Clark
Fisher Scientific International — VP, CFO

CONFERENCE CALL PARTICIPANTS

Robert Willoughby
Banc of America Securities

Tim Leahy
Goldman Sachs

Tom Gallucci
Merrill Lynch

Steven Postal
Lehman Brothers

PRESENTATION

Operator

     Ladies and gentlemen, thank you for standing by. Welcome to the Fisher Scientific International conference call.

At this time all participants are in a listen listen-only mode. Later, we will conduct a question-and-answer session. At that time, if you have a question, you will need to press star and then the number 1 on your touch-tone phone.

As a reminder, this conference is being recorded on Wednesday, June 23, 2004. A replay of this call will be available on Fisher’s Web site, fisherscientific.com this evening and will remain there for two weeks.

I would now like to turn the conference over to Carolyn Miller, Director of Investor Relations at Fisher Scientific, who will introduce today’s speakers.

     Carolyn Miller - Fisher Scientific International — Director of IR

     Thank you. Hello, everyone. During this call we will be making forward-looking statements and projections that are based on current expectations. Actual results could be materially different from our expectations due to various risks and assumptions detailed in our 2003 10-K and subsequent filings.

To begin our call, Paul Meister, Vice Chairman of Fisher Scientific, will review today’s announcement. And after that, we will open the lines for a question-and-answer session. Joining Paul for the Q&A session will be Kevin Clark, Chief Financial Officer.

And now here’s Paul.

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FSH — Fisher Scientific International Conference Call

     Paul Meister - Fisher Scientific International — Vice Chairman

     Good evening. Thanks very much for joining us on such short notice. As most of you know, we announced this evening that we have been informed by Apogent that it appears that Apogent’s Molecular- Bioproducts subsidiary in San Diego improperly recognized between $200,000 and $600,000 of revenue during the quarter ended March 31, 2004.

Given that there are only a few days remaining until the scheduled shareholder vote, we have decided to postpone the vote on the merger to allow us a bit more time to complete our review of this matter. We expect to close the merger on August 2nd and the shareholder vote will be scheduled on a date in order to close the deal by then. This timing allows us to comply with required advance notice and other legal requirements for the meeting, as well as to efficiently coordinate system cut-offs and transfers.

In light of the current regulatory environment and the increased focus on all aspects of financial reporting, as well as the significance of this merger to our shareholders, we believe this review represents a prudent course of action. And we thought it important to have this brief call to make clear the following points:

First, the amount of revenues concerned is clearly not material to Apogent. Based on Apogent’s $298 million in revenues during the second quarter, the matter we are dealing with represents 2/10ths of 1 percent of revenue.

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FSH — Fisher Scientific International Conference Call

Second, based on a review by its board of directors and audit committee, Apogent is confident that this is an isolated incident. Apogent has a long history of maintaining the highest standards in financial reporting.

Third, we believe today’s announcement will not affect our merger with Apogent. We look forward to completing our review quickly. We have been working closely with the Apogent team over the last few months, and this has only confirmed our fundamental belief in the strategic rationale for the Fisher-Apogent combination.

That brings me to the end of my brief prepared remarks and we’ll now open the lines for your questions. Given the late hour, I should note we are only going to take a few questions. More importantly, because there is not a lot to add to the press releases that have been issued, we’re going to limit the amount of questions we’re going to take.

With that, operator, if I could ask you to open the lines.

Operator

     Ladies and gentlemen, we will now begin the question-and-answer session. Those participants who have a question should press star followed by the number 1 on their touch-tone phone. If your question has been answered and you would like to withdraw your polling question, you may do so by pressing star followed by 2. If you are using a speaker phone, please pick up the handset before entering your request. One moment, please, for the first question.

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FSH — Fisher Scientific International Conference Call

And your first question comes from the line of Robert Willoughby with Banc of America. Please proceed, sir.

     Robert Willoughby - Banc of America Securities

     Thank you. Paul, could you refresh us what the earnings guidance for this year was? Does anything — do you foresee changing with a later close? And potentially could you give us possibly just a business update, how things are currently trending for you?

     Paul Meister - Fisher Scientific International — Vice Chairman

     Kevin will give you the exact numbers in a few seconds. We are not changing our earnings guidance. And as we indicated on our first-quarter call with respect to the business, both ours and Apogent’s, I think by and large the trends are either neutral or good. Go ahead, Kevin.

     Kevin Clark - Fisher Scientific International — VP, CFO

     With respect to earnings guidance, the guidance we’ve given is $2.75 to $2.87 per share.

     Robert Willoughby - Banc of America Securities

     That’s great, thank you.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Thank you, Robert.

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FSH — Fisher Scientific International Conference Call

Operator

     And your next question comes from the line of Tim Leahy with Goldman Sachs.

     Tim Leahy - Goldman Sachs

     Hi, good afternoon, everyone.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Hi, Tim.

     Tim Leahy - Goldman Sachs

     Paul, I was wondering if you could just expand a little bit on exactly what was the error. Was it something procedural or was it something intentional, or if you could just talk along the lines of exactly what was discovered. Thanks.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Sure. Based on everything we can see right now, Apogent’s MPB — I’ll call it MPB unit, just easier to say — was going through a merger with another unit that they had acquired, called it QSP, that made similar product. There was a certain amount of backlog issues associated with the integration of those two units. It appears, based on everything we can tell, that the management of that unit was intensively interested in getting things out the door, and maybe in the process of that not as careful as they should have been about revenue cut-off issues.

     Tim Leahy - Goldman Sachs

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FSH — Fisher Scientific International Conference Call

     Okay. Fair. And can I just ask one follow-up? Upon the completion of your review internally and with some of your outside advisers, should we expect you to publicly announce your findings, or just the completion of the review?

     Paul Meister - Fisher Scientific International — Vice Chairman

     Yeah, I think you should expect an update from us, certainly as soon as possible, and no later than kind of the middle of the month.

     Tim Leahy - Goldman Sachs

     Okay. Thanks.

Operator

     And your next question comes from the line of Tom Gallucci with Merrill Lynch.

     Tom Gallucci - Merrill Lynch

     Good evening, everybody.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Hey, Tom.

     Tom Gallucci - Merrill Lynch

     Just a couple of quick ones here. First I just want to confirm. It was Apogent who had found the error, as opposed to you all in your due diligence?

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FSH — Fisher Scientific International Conference Call

     Paul Meister - Fisher Scientific International — Vice Chairman

     That’s correct.

     Tom Gallucci - Merrill Lynch

     And I guess maybe if you could just speak to your due diligence more broadly to the extent you can and just give us maybe the reasons why you’re so comfortable with the rest of the numbers in light of them kind of finding this toward the last minute.

     Paul Meister - Fisher Scientific International — Vice Chairman

     We have had extensive reviews on the part of both our management teams and our auditors participating with the Apogent people really since the announcement occurred, and have done a lot of work here. That said, in light of this, we’re going to make sure we are very cautious and prudent with respect to the world we live in today.

     Tom Gallucci - Merrill Lynch

     And this kind of delaying of the deal a little bit here, that was, from your — you guys drove that process?

     Paul Meister - Fisher Scientific International — Vice Chairman

     Yeah, I think the way to look at it, Tom, is first, just given the mechanics of state law notification and all kinds of things like that, just to get any delay in the meeting, we’re looking at a 20-day plus delay. And so given cut-off of systems and accounting, the

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FSH — Fisher Scientific International Conference Call

August 2nd was like the next logical closing point.

     Tom Gallucci - Merrill Lynch

     Okay. Thank you very much.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Sure thing.

Operator

     And your next question comes from the line of Larry Marsh with Lehman Brothers.

     Steven Postal - Lehman Brothers

     Hey, good evening. This is Steven Postal for Larry.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Hey, Steve.

     Steven Postal - Lehman Brothers

     Paul, when did Apogent notify you of their findings?

     Paul Meister - Fisher Scientific International — Vice Chairman

     Several weeks ago.

     Steven Postal - Lehman Brothers

     Okay. And I guess so the decision —

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FSH — Fisher Scientific International Conference Call

     Paul Meister - Fisher Scientific International — Vice Chairman

     No. Let me correct that answer. That was an incorrect answer to the question you asked me, Steven, I apologize. They first noticed — gave us notice a couple weeks ago of a potential of something. Your question was with respect to findings, and that is obviously real time here.

     Steven Postal - Lehman Brothers

     Understood.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Sorry.

     Steven Postal - Lehman Brothers

     And then, in terms of the employees who may have been responsible for this, has there been any change in their status of employment with Apogent?

     Paul Meister - Fisher Scientific International — Vice Chairman

     Two of their senior management in that business unit have been placed on leave.

     Steven Postal - Lehman Brothers

     Okay. Great. Thanks.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Sure thing.

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FSH — Fisher Scientific International Conference Call

Operator

     This concludes the question-and-answer session. At this point, I will turn the call back to Paul Meister.

     Paul Meister - Fisher Scientific International — Vice Chairman

     Thanks very much for joining us. And again, I apologize for the short notice. Thanks again. Good night.

Operator

     Ladies and gentlemen, this concludes the presentation. You may now disconnect.

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent have on file relevant materials with the SEC, including an effective registration statement on Form S-4 that contains a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the joint proxy statement/prospectus filed on Form S-4 which was declared effective by the SEC on May 21, 2004. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger.